UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oyster Point Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69242L106

(CUSIP Number)

Carmen Taton

Invus Financial Advisors, LLC

126 East 56th Street, 20th Floor

New York, NY 10022

Tel: (212) 616-2555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69242L106

1	NAMES OF REPORTING PERSONS InvOpps IV US, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS InvOpps GP IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSONS Sacha Lainovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2019, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2022 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Oyster Point Pharma, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540. As set forth below, as a result of the transactions described herein, on January 3, 2023 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s securities. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

As previously disclosed, on November 7, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Viatris Inc. (“Viatris”) and Viatris’s wholly owned subsidiary, Iris Purchaser Inc., a Delaware corporation (“Purchaser”), relating to, among other things, the merger of Purchaser with the Issuer in an all cash transaction, pursuant to a tender offer (the “Offer”), with the Issuer surviving as a wholly owned subsidiary of Viatris.

The Offer and related withdrawal rights expired on December 31, 2022, and as a result of the satisfaction of the Minimum Condition (as defined in the Offer) and each of the other conditions to the Offer, on January 3, 2023, Purchaser accepted for payment all Common Stock that was validly tendered (and not properly withdrawn) pursuant to the Offer. InvOpps IV US, L.P. and InvOpps IV, L.P. tendered 917,768 shares of Common Stock and 1,850,818 shares of Common Stock, respectively, which constituted all of each of their respective shares of Common Stock of the Issuer in the Offer for the right to receive (a) a cash payment of $11.00 per share (the “Cash Amount”) and (b) one non-transferable contractual contingent value right representing the right to receive any applicable milestone payment if specified milestones are achieved (together with the Cash Amount, the “Per Share Price”). Following the consummation of the Offer, the remaining conditions to the merger set forth in the Merger Agreement were satisfied, and on January 3, 2023, Purchaser was merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Viatris.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages of this Statement is incorporated herein by reference.

As a result of the consummation of the Offer and Merger, the Reporting Persons no longer beneficially own any securities of the Issuer nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an “exit” filing for each Reporting Person.

Benjamin Tsai, an employee of affiliates of the Reporting Persons, served as a director of the Issuer until the consummation of the Merger and in his capacity as a director of the Issuer was issued 13,639 RSUs and options to purchase up to 5,359 shares of Common Stock at an exercise price of $3.63 per share (the “Exercise Price”). Each RSU represents a contingent right to receive one share of Common Stock of the Issuer. Upon the Merger, which constituted a “change of control” under the Issuer’s Outside Director Compensation Policy, vesting of Mr. Tsai’s outstanding unvested restricted stock units and stock options was accelerated and each restricted stock unit and share of Common Stock was canceled in exchange for a cash payment equal to the Per Share Price less applicable tax withholdings and each stock option became immediately exercisable and was canceled in exchange for a cash payment equal to the excess of the Per Share Price over the Exercise Price, less applicable tax withholdings. Pursuant to arrangements between Mr. Tsai and Invus Financial Advisors, LLC, Mr. Tsai held such RSUs and options for the benefit of InvOpps IV US, L.P. and InvOpps IV, L.P.

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) As of January 3, 2023, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

INVOPPS IV US, L.P.
By:	InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS IV, L.P.
By: InvOpps GP IV, L.L.C., its general partner

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

INVOPPS GP IV, L.L.C.

By:	/s/ Sacha Lainovic
Name: Sacha Lainovic
Title: Managing Member

/s/ Sacha Lainovic
Sacha Lainovic

[Schedule 13D/A - Oyster Point Pharma, Inc.]